QUILVEST CAPITAL PARTNERS SECURITIES LLC
(f/k/a QUILVEST SECURITIES LLC)
REPORT PURSUANT TO RULE 17a-5(d)
YEAR ENDED DECEMBER 31, 2020

The report is deemed a **PUBLIC DOCUMENT** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quilvest Capital Partners Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue 11th Floor
(No. and Street)

New-York	New-York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manuel FISCHER - 212 961 6940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

4 Time Square 151 West 42nd Street 19th Floor	New-York	New-York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Manuel FISCHER _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quilvest Capital Partners Securities LLC _____, as of December 31th _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUILVEST CAPITAL PARTNERS SECURITIES LLC
(f/k/a QUILVEST SECURITIES LLC)

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Manager of Quilvest Capital Partners Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quilvest Capital Partners Securities LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2018.

New York, New York
February 26, 2021

QUILVEST CAPITAL PARTNERS SECURITIES LLC
(f/k/a QUILVEST SECURITIES LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	643,374
Fees receivable from affilates		1,252,898
Due from affiliate		202,799
Prepaid expenses		28,056
Other assets		3,678
	$	**2,130,805**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Due to affiliate	$	229,681
Accrued liabilities		45,897
		275,578
COMMITMENTS AND CONTINGENCIES (Note 6)		
MEMBER'S EQUITY (Note 2)		1,855,227
	$	**2,130,805**

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Quilvest Capital Partners Securities LLC (f/k/a Quilvest Securities LLC) (the "Company") is a limited liability company, a wholly owned subsidiary of Quilvest Partners USA LLC ("Parent"), formed in the state of Delaware on October 13, 2016. The Company was approved to do business as a registered broker-dealer on March 6, 2018 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activity is to assist managers of private alternative investment funds, including private equity, hedge funds and fund of funds, raise capital.

15c3-3 Exemption

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company's primary sources of revenue are advisory fees earned from private placement and advisory services for mergers, acquisitions, reorganizations and divestures. These fees from private placement and advisory services are recognized when services related to the underlying transactions are completed under the terms of the agreement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash, including cash denominated in foreign currencies, represents cash deposits held at financial institutions. Cash is held at major financial institutions and is subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation ("FDIC") or Securities Investor Protection Corporation ("SIPC") limitations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses including provisions for taxes during the reporting period. Actual results could differ from those estimates.

Income Taxes

Effective January 1, 2020, the Company filed an election with Internal Revenue Service to be treated as the disregarded entity for tax purposes, as such, no provision for federal or state income taxes has been made for the Company.

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions will "more likely-than-not" be sustained by the applicable tax authority. As of December 31, 2020, the Company has not recorded any liability for material uncertain income tax positions.

New Accounting Pronouncements

In December 2019, Financial Accounting Standards Board (FASB) issued ASU 2019-12, Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. It clarifies that single-member limited liability companies and similar disregarded entities that are not subject to income tax are not required to recognize an allocation of consolidated income tax expense in their separate financial statements, but they could elect to do so. The ASU is effective for public business entities in 2021 and interim periods within that year. For public business entities (PBEs), the guidance is effective for fiscal years beginning after 15 December 2020 and interim periods within those fiscal years. Early adoption is permitted in interim or annual periods for which PBEs have not yet issued financial statements and all

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

other entities have not made financial statements available for issuance. The Company early adopted this guidance effective January 1, 2020 as it changed it's tax status from corporation to disregarded entity effective January 1, 2020. The effective of the adoption of this guidance is that the Company is no longer required to make provision for federal or state income taxes in the financial statements.

On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Measurement of Credit Losses on Financial Instruments. This standard requires the application of a current expected credit loss, or CECL, impairment model to financial assets measured at amortized cost, including accounts receivable and certain off-balance-sheet credit exposures. The CECL model requires an entity to estimate its lifetime expected credit loss and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. Adoption of the standard requires more timely recognition of credit losses and credit loss estimates are required to use historical information, current information and reasonable and supportable forecasts of future events. The adoption of this guidance did not have any material impact on the financial statements.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $352,796 and $18,372, respectively.   The Company's net capital ratio (aggregate indebtedness to net capital) was .78 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate for certain operating expenses including personnel, office space and other general and administrative costs. For the year ended December 31, 2020, the Company made payments to affiliates in the amount of $1,075,471 and expensed an amount of $1,097,622 which was included in the statement of operations for shared operating expenses and expenses paid on its behalf. At December 31, 2020, The Company had $202,799 due from affiliate relating to amounts remitted to affiliate by a client and $229,681 due to affiliate for expense paid on it's behalf. The Company and it's affiliate provide certain advisory services to the clients and the Company's affiliate has economic ownership in these clients.

NOTE 4 –   FEES RECEIVABLE FROM AFFILIATES

The Company recognizes current estimated credit losses for fees receivable. The Company regularly evaluates fees receivable for expected credit losses. The expected loss allowance methodology for fees receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of each client's fees accounts receivables.

QUILVEST CAPITAL PARTNERS SECURITIES LLC
(f/k/a QUILVEST SECURITIES LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 4 –   FEES RECEIVABLE FROM AFFILIATES (continued)

Specific allowance amounts are established to record the appropriate provision for clients that have a higher probability of default. Monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of each client's financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible. For the year ended December 31, 2020, we also considered the current and estimated future economic and market conditions resulting from the COVID-19 pandemic in the determination of our estimated credit losses.

Estimates are used to determine the expected loss allowances. Such allowances are based on management's assessment of anticipated payment, taking into account available historical and current information as well as management's assessment of potential future developments. As of December 31, 2020, the Company estimated that no allowance for credit losses were necessary against fee receivable from affiliates and there were no balances written off for the year ended December 31, 2020.

NOTE 5 –   CONCENTRATION OF RISK

During the year ended December 31, 2020, approximately 88% of revenues are earned from two affiliated clients. As of December 31, 2020, 100% of fees receivable from affiliate is due from two affiliated clients.

NOTE 6 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various corporate financing activities in which counterparties primarily include managers of investment partnerships. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Price risk is comprised of interest rate, market and currency risk. Interest rate risk is the risk that the value of financial instruments (mainly investments) may fluctuate as a result of changes in market interest rates.

Market risk is the risk that the market values of investments change due to changes in market conditions. Investments in private investment companies are subject to market and interest rate risk. Currency risk is the risk that the value of instruments may fluctuate as a result of changes in foreign exchange rates. As of December 31, 2020, all assets and liabilities of the Company were denominated in United States dollars.

NOTE 6 -   *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND*
                    CONTINGENCIES (continued)

The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits. As of December 31, 2020, the Company held $393,374 in excess of the federally insured limit at the financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

COVID-19 Global Pandemic: COVID-19 presents continued uncertainty with respect to global economic activity which may negatively impact the Company's revenue opportunities.

NOTE 7 -   *SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustments.